EXHIBIT 3.2
CERTIFICATE OF AMENDMENT
OF
RESTATED CERTIFICATE OF INCORPORATION
OF
CADENCE PHARMACEUTICALS, INC.
     Cadence Pharmaceuticals, Inc. (the “Corporation”), formerly known as Strata Pharmaceuticals, Inc., originally filed its Certificate of Incorporation with the Secretary of State of Delaware on May 26, 2004, and is organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:
     1. That the Board of Directors of said Corporation duly adopted resolutions proposing and declaring advisable the following amendment of the Restated Certificate of Incorporation (the “Certificate”) of said Corporation. The resolution setting forth the proposed amendment is as follows:
     RESOLVED, that the Certificate be amended by changing Section 4(b)(i) of Article IV thereof so that, as amended, said Section shall be and read in its entirety as follows:
     “The holders of the outstanding shares of Preferred Stock, voting together as a class and to the exclusion of all other classes of capital stock of the Corporation, shall be entitled to elect four (4) members of the Board of Directors (the “Preferred Directors”). The holders of the outstanding shares of Common Stock, voting together or as a class and to the exclusion of all other classes of capital stock of the Corporation shall be entitled to select two (2) members of the Board of Directors (the “Common Directors”). The holders of the outstanding shares of Common Stock and Preferred Stock, voting together as a single class and to the exclusion of all other classes of capital stock of the Corporation, shall be entitled to elect three (3) members of the Board of Directors in accordance with Section 4(a) above (the “General Directors”); provided, however, that any such General Director must be approved by (x) the holders of a majority of the Common Stock, voting together as a single class and to the exclusion of all other classes of capital stock of the Corporation, and (y) the holders of a majority of the Preferred Stock, voting together as a single class and to the exclusion of all other classes of capital stock of the Corporation.”
     2. That thereafter, pursuant to a resolution of the Board of Directors and in lieu of a meeting of stockholders, the stockholders gave their approval of said amendment by written consent in accordance with the provisions of Section 228 of the General Corporation Law of the State of Delaware.
     3. That the aforesaid amendment was duly adopted in accordance with the provisions of Sections 242 and 228 of the General Corporation Law of the State of Delaware.
     4. That said amendment shall be executed, filed and recorded in accordance with Section 103 of the General Corporation Law of the State of Delaware.
     IN WITNESS WHEREOF, Cadence Pharmaceuticals, Inc. has caused this Certificate of Amendment to be signed by an authorized officer thereof, this 30th day of August, 2006.

Cadence Pharmaceuticals, Inc.

/s/ William R. LaRue

By:	William R. LaRue
Title:	Senior Vice President, Chief Financial Officer, Treasurer and Secretary